EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources announces bonus share issue

NEW YORK, February 12, 2009 – Global Sources Ltd. (NASDAQ: GSOL) today announced a one for ten bonus share issue on Global Sources’ outstanding common shares. Shareholders of record on February 27, 2009 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about March 31, 2009.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 790,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 11 specialized trade shows which run 32 times a year across 11 cities.

Suppliers receive more than 53 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 38 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,800 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.